# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENCISION INC, CIK 0000930775
CUSIP: 29254Q104
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 6797 Winchester Circle, Boulder, Colorado (CO), 80301
Date of event which requires filing of this statement: 02/18/2025
Filed by CIK 0002059475
Persons authorized to receive notices and communications: Geoffrey R. Morgan, Croke Fairchild Duarte & Beres, LLC, 180 N. LaSalle Street, Suite 3400, Chicago, Illinois (IL), 60601, 1.414.588.2948

## Reporting persons
- Thalassa Holdings, Ltd. (CIK 0002059475): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 619,272; shared voting power 0; sole dispositive power 619,272; shared dispositive power 0; aggregate amount beneficially owned 619,272 (5.21% of the class)
  Comment: The aggregate ownership percentage is based upon 11,879,645 Shares outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2024, filed with the SEC on February 14, 2025.
- Duncan Soukup (CIK 0001223845): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: Monaco (O9); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 619,272; sole dispositive power 0; shared dispositive power 619,272; aggregate amount beneficially owned 619,272 (5.21% of the class)
  Comment: The aggregate ownership percentage is based upon 11,879,645 Shares outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2024, filed with the SEC on February 14, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: ENCISION INC
Address of issuer's principal executive offices: 6797 Winchester Circle, Boulder, Colorado (CO), 80301
Comment: This Schedule 13D (this "Schedule 13D") relates to the Common Stock (the "Common Stock") of Encision, Inc., a Colorado corporation (the "Issuer" or "Registrant"). The address of the principal executive office of the Issuer is 6797 Winchester Circle, Suite 100, Boulder, Colorado 80301, and its telephone number is +1(303)444-2600.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by the following persons (each, a "Reporting Person"):

Thalassa Holdings, Ltd., a British Virgin Islands international business company ("Thalassa").

Duncan Soukup ("Mr. Soukup") is the Executive Chairman of Thalassa Holdings, Ltd.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

The following individuals are the directors of Thalassa Holdings, Ltd.

Kenneth Morgan - Director / Non-Executive Director
Principal Business Address:
Folio Chambers
PO Box 800
Road Town, Tortola, VG1110
British Virgin Islands
Citizenship: British Virgin Islands

David Thomas - Director / Non-Executive Director
Principal Business Address:
Folio Chambers
PO Box 800
Road Town, Tortola, VG1110
British Virgin Islands
Citizenship: United Kingdom

Duncan Soukup - Director / Executive Chairman
Principal Business Address:
Folio Chambers
PO Box 800
Road Town, Tortola, VG1110
British Virgin Islands
Citizenship: Monaco

To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed immediately above beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address:
The principal business address or residence for each of the Reporting Persons is as follows:

Thalassa Holdings, Ltd. - Folio Chambers, PO Box 800, Road Town, Tortola, VG1110 - British Virgin Islands.

Duncan Soukup - 25 Boulevard Albert 1er, Les Caravelles, MC 98000 - Monaco
Present principal occupation or employment:
Thalassa is a British Virgin Island ("BVI") international business company, incorporated and registered in the BVI on 26 September 2007. The Company was established as a holding company with various interests across a number of industries.

Mr. Soukup is Thalassa's largest shareholder and serves as its Executive Chairman and a director of its Board of Directors. As such, Mr. Soukup is the control person of Thalassa who executes strategy (investment and acquisition decisions) on behalf of Thalassa through a consultancy arrangement.
Criminal convictions in the last five years: None of the Reporting Persons, and none of the persons identified as directors of Thalassa, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons, and none of the persons identified as directors of Thalassa, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Thalassa is a British Virgin Islands international business company.

Mr. Soukup is a citizen of Monaco.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Thalassa used working capital funds to purchase the Shares of Common Stock (the "Shares"). Mr. Soukup is the controlling person of Thalassa who executes strategy (investment and acquisition decisions) on behalf of Thalassa.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons hold the Common Stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional Shares and/or retain and/or sell all or a portion of the Shares held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor's need for liquidity, and other future developments.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
619,272, 5.21%

The aggregate percentage of Shares reported owned by each Reporting Person herein is based upon 11,879,645 Shares outstanding as of December 31, 2024, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2024, filed with the SEC on February 14, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Thalassa Holdings, Ltd.
Sole Voting Power: 619,272
Shared Voting Power: 0
Sole Dispositive Power: 619,272
Shared Dispositive Power: 0

Duncan Soukup
Sole Voting Power: 0
Shared Voting Power: 619,272
Sole Dispositive Power: 0
Shared Dispositive Power: 619,272
Transactions in the class effected during the past sixty days:
The following table lists all transactions completed by the Reporting Person in the Issuer's Common Stock in the last 60 days, which were all completed through open market purchases.

Thalassa Holdings, Ltd.
Date Shares Purchased Price Per Share
February 28, 2025 322 $0.43
February 19, 2025 21,500 (GBP)0.4329
February 18, 2025 5,000 $0.45
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement by and between the Reporting Persons dated as of March 7, 2025, included herewith as Exhibit 1.

## Signatures
- Thalassa Holdings, Ltd.: /s/ Duncan Soukup, Duncan Soukup/Executive Chairman (03/07/2025)
- Duncan Soukup: /s/ Duncan Soukup, Duncan Soukup (03/07/2025)